MAIL STOP 3561


      	March 9, 2006



Mr. Rahul Prakash
Global Services Partners Acquisition Corp.
3130 Fairview Park Drive, Suite 500
Falls Church, VA 22042

      Re:	Global Services Partners Acquisition Corp.
      Amendment No. 3 to Registration Statement on Form S-1
   File No. 333-128350
		Filed February 22, 2006

Dear Mr. Prakash:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments.

General Comments
1. We note the following language from Article Fifth of your Amended and Restated Certificate of Incorporation: "The following provisions
(A) through (E) shall apply during the period commencing upon the filing of this Certificate of Incorporation and shall terminate upon the first to occur of the (i) consummation of any "Business Combination" and (ii) "Termination Date" (as such terms are hereafter defined), and may not be amended during the Target Business Acquisition Period." Please provide us with a legal analysis as to whether or not an amendment to this provision would be valid under applicable state law. Additionally, please revise the prospectus to disclose this provision and explain the impact or potential impact of this provision on investors in the offering. For example, disclose:
(i) whether the provision can be amended; and if so, the legal basis for such amendment; and (ii) whether the company views the business combination procedures as stated in the provision and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed. Please note that your disclosure should also address whether the disclosures in the prospectus are terms of the security being offered under the federal securities laws.

Use of Proceeds, page 25
2. Your Use of Proceeds table appears to have changed from
Amendment
No. 2.  Specifically, the underwriting discount has decreased from
7%
to 6% and you have eliminated the non-accountable expense allowance.
Section 3.13 of the Underwriting Agreement appears to allow the underwriter to deduct certain expenses directly from the proceeds payable to the company. Please advise us of the reason behind this change.

Financial Statements

Notes to Financial Statements

Note 7 - Warrants and option to purchase common stock, F-10
3. We note your revised disclosures in response to our prior comment
1; however we do not see where you have addressed our comment in its entirety. Therefore, we are reissuing our comment in part. Tell us how you determined the fair value of the warrants at the date of issuance and at the date of reclassification. Disclose the methodology used, the assumptions utilized within the model, and include a brief discussion on how the assumptions were determined. We may have further comments upon review of your responses.

Exhibits

Exhibit 1.1
4. Section 3.23 of your Underwriting Agreement provides that the company shall pay the underwriter $900,000 in cash from the trust account as compensation for investment banking services related to a business combination. Please update your disclosure throughout to indicate that these funds will be paid from the trust account. In addition, please clarify your disclosure to indicate that, of the $26,260,000 held in trust, only $25,360,000 would be available as merger consideration. Please also advise us how this financial obligation will impact the requirement that any merger be at least 80% of the company`s net assets at the time of the acquisition.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the financial statements may be directed to Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or William
Bennett at (202) 551-3389.


								Sincerely,



								John Reynolds
      Assistant Director



cc:	Robert Mittman
	Fax: (212) 885-5001




Mr. Rahul Prakash
Global Services Partners Acquisition Corp.
March 9, 2006
p. 1